Exhibit 99.1

FORM 51–102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Great Panther Mining Limited (the “Company”)

1330 – 200 Granville Street

Vancouver, British Columbia, V6C 1S4

Item 2.	Date of Material Change

February 25, 2022

Item 3.	News Release

The Company disseminated a news release in respect of the material change on February 25, 2022 via Cision (Canada News Wire). The news release was filed under the profile of the Company on SEDAR at www.sedar.com on February 25, 2022.

Item 4.	Summary of the Material Change

The Company announced that Mr. Robert Henderson has stepped down as President & CEO and resigned from the Board of Directors effective February 24, 2022. Mr. Henderson is succeeded on an interim basis by Mr. Alan Hair, the Company's current Chair of the Board of Directors.

Item 5.	Full Description of the Material Change

Item 5.1	Full Description of the Material Change

The Company announced that Mr. Robert Henderson has stepped down as President & CEO and resigned from the Board of Directors effective February 24, 2022. Mr. Henderson is succeeded on an interim basis by Mr. Alan Hair, the Company's current Chair of the Board of Directors. A transition plan to the appointment of a permanent CEO will be developed in due course.

Alan Hair is a mineral engineer and holds a BSc in Mineral Engineering from the University of Leeds and the ICD.D designation from the Institute of Corporate Directors. He is a senior mining executive with nearly 40 years of operational and capital markets experience in the mining & metals industry, and he is a Director of Bear Creek Mining Corporation and Gold Royalty Corp

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51 – 102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Sandra Daycock

Chief Financial Officer

Telephone: 604-608-1766

Item 9.	Date of Report

March 4, 2022